October 29 2014

Re: Caleminder Inc.

Registration Statement on Form S-1A#2

File No. 333-197552

Filed October 7 , 2014

Dear

Mathew Chrispino

We are in receipt of your letter dated October 22 2014 in regards to comments on the above S-1A#2 registration Statement filed on October 7 2014 and present to you our responses accordingly as follows:

Existing or Probable Government Regulations, page 25

1.	We note your response to prior comment 4 which indicates that your offering proceeds will be held in the United States, but your operations will be primarily in Israel. Please revise where appropriate to clarify how you will be able to pay your expenses in Israel if your offering proceeds will be located in the United States.

Response

Although the offering proceeds will be in the US , invoices for rendered services in Israel to Caleminder Inc will be paid from the US bank account to a valid Israeli account via international swift processing. This assertion has been added in the related section above.

Management’s Discussion and Analysis or Plan of Operation, page 26

2.	We note your response to prior comment 5 regarding your most recent cash balance. On June 30, 2014, your cash balance was $15,000, but on October 7, 2014 it rose to $18,000. Please revise to clarify what transactions accounted for this increase in cash. We note, for example, you did not update your related party disclosures related to your founder’s loans, there are no additional disclosures of unregistered sales of securities, and it does not appear that you have commenced operations to generate sales, deposits or prepayments for your proposed services.

Response

Additional loans were forwarded to the Co by the Director in the amount of $19,000 since June 15 2014 and then approximately $12,000 was expended from the cash . Hence the current cash balance is $22,000. The related parties section has been updated to reflect the correct amounts owed to the Director which amounts to $37,000 as of today.

Loan Agreement, page 34

3.	We note your response to prior comment 7. Please similarly revise the summary of Ms. Halperin’s oral agreement to fund your operations included in Exhibit 99.2 to indicate that it is a discretionary commitment that is not legally binding and only covers the costs of your periodic filings and not costs associated with the implementation of your business plan.

Response

The assertion has been added in the related exhibit accordingly

Please do not hesitate to contact us with any further comments you may have

Yours Truly

Shira Halperin

/S/

CEO